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                                                                   Exhibit 99.5

CertainTeed Corporation Offers $8.00 per share for Brunswick Technologies, Inc.

     Valley Forge, Pennsylvania, April 17, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), announced today that it intends to commence a tender offer for all of the approximately
5.2 million outstanding common shares of Brunswick Technologies, Inc. (Nasdaq:
BTIC) not already owned by Vetrotex CertainTeed Corporation, a wholly owned subsidiary of CertainTeed, at a price of $8.00 per share, in cash. This offer represents a premium of approximately 46% over BTI's closing price on Friday, April 14, 2000, and a premium of almost 78% over the closing price of one month ago. Vetrotex, CertainTeed's fiber glass reinforcements business, currently owns about 14% of the outstanding shares of BTI.

     The offer will commence within the next few days and is not subject to any financing contingency. This offer is announced after CertainTeed's repeated requests to negotiate a transaction were deferred by BTI's directors.

     CertainTeed believes that the offer delivers significant and immediate value to BTI shareholders. Additionally, the combination of Vetrotex and BTI can achieve benefits for both companies by bringing a well managed, financially stronger and more diverse company together with BTI at a crucial time in its development. CertainTeed prefers to meet with representatives of BTI to pursue meaningful negotiations but, if not, CertainTeed believes that BTI shareholders should be given the opportunity to consider and act upon the offer.

     Lehman Brothers Inc. has been retained as CertainTeed's financial advisor in connection with this offer.

     This news release is for informational purposes only. It is not an offer to buy, or the solicitation of an offer to sell, any shares of BTI common stock. Further, it is not a solicitation of a proxy, consent or authorization for, or with respect to, a meeting of the shareholders of CertainTeed, any of its affiliates or BTI, or any action in lieu of a meeting. The solicitation of offers to buy BTI common stock will only be made pursuant to an offer to purchase and related materials that CertainTeed Corporation will soon be sending to BTI shareholders. This material also will be filed with the Securities and Exchange Commission as part of a tender offer statement. BTI shareholders will be able to obtain such tender offer statement, including the offer to purchase and related materials, for free at the Commission's Web site at www.sec.gov. Such documents also will be available at no charge from CertainTeed Corporation's information agent, Innisfree M&A Incorporated, at 212- 750-5833 or 1-888- 750-5834. BTI shareholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.
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     BTI develops and manufactures engineered reinforcements for the composite industry. Examples of products manufactured with BTI engineered reinforcements include ballistic armor, boats, snowboards, truck panels, wind-blades, automotive parts, marine pilings, bridges, and offshore oil and gas production equipment. BTI has manufacturing facilities in Maine, Texas and the UK.

     CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

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     This release may contain some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson, Brimmer, Katcher
212-355-4449 ext. 110/121